Ankam Inc.

5348 Vegas Drive, Las Vegas,

Nevada, 89108

February 2, 2022

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, NE | Washington DC 20549

Attn: Alexandra O. Barone

Division of Corporation Finance

Re:	Ankam Inc. Amendment No. 5 Registration Statement on Form S-1 Filed January 27, 2022 File No. 333-255392

To U.S. Securities & Exchange Commission:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Ankam Inc. (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-1 Amendment No. 5 (File No. 333-255392), as amended, to February 4, 2022 at 5:00 p.m. Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Georgii Salbiev

President of Ankam Inc.